425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,

SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

May 24, 2011

Writer’s Direct Contact
415.268.7197
JCampbell@mofo.com

Mr. Russell Mancuso, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.

Registration Statement on Form S-1

Filed June 28, 2010

File No. 333-167843

Dear Mr. Mancuso:

We enclose herewith, on behalf of InvenSense, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 22, 2010. Amendment No. 1 incorporates responses to each of the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please confirm that any preliminary prospectus you circulate will include all share related information not permitted to be omitted pursuant to Rule 430A. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, as well as the volume of securities to be offered. We may have further comments after you file this disclosure and the remaining exhibits.

Response: On behalf of the Company, we confirm that any preliminary prospectus that the offering participants circulate to investors will include all information not subject to Rule 430A. The Company acknowledges the Staff’s comment with respect

Mr. Russell Mancuso, Esq.

May 24, 2011

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to additional comments that may be forthcoming related to additional information and exhibits included with future filings.

Prospectus Summary, page 1

2.	Please provide independent support for the statements in the first sentence under the caption “InvenSense” on page 1 and for the statements regarding the competitive advantages of your products in the bullet-points on page 2.

Response: In response to the Staff’s comment, we will supplementally provide the Staff with supporting documentation and accompanying explanations under cover of a separate letter regarding the statements referenced in the Staff’s comment, as such statements have been revised and updated in Amendment No. 1.

3.	Please revise to include net earnings and loss measures to accompany your statements of revenue in the first paragraph of this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 to include its net income for fiscal years 2009, 2010 and 2011.

4.	Please revise your summary to disclose the extent of your dependence on Nintendo and that your sales to Nintendo derive from the incorporation of your products into an accessory for the Wii video game console. Also, consistent with your disclosure in your first risk factor, please indicate that sales of the Wii console have declined in each of the past three years. If known, also indicate the sales trends of the Wii MotionPlus accessory. Please also give a brief indication of what sales accounted for the remaining 15% of your revenues.

Response: In response to the Staff’s comment, the Company has revised the summary on page 4 to indicate that sales to Nintendo accounted for approximately 80%, 85% and 73% of the Company’s net revenue for fiscal years 2009, 2010 and 2011, respectively. In addition, page 4 has been revised to indicate that sales of the Wii have declined in each of the last three fiscal years and are expected to continue to decline. The Company advises the Staff that, excluding sales to Nintendo, the remaining 27% of its net revenue for fiscal year 2011 was derived from sales to customers in the end markets listed on page 1 (i.e., smartphones, tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, navigation devices, toys, and health and fitness accessories).

In addition, under cover of a separate letter, we will provide supplemental data from Nintendo’s public filings regarding unit sales of the Nintendo Wii. The Company

Mr. Russell Mancuso, Esq.

May 24, 2011

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informs the Staff that it is unable to identify independent sources for sales trends of the Wii MotionPlus accessory.

5.	We note your disclosure on page 58 that as of the date of your prospectus you have shipped over 60 million units of your products. We also note your disclosure on page 60 that iSuppli estimates the number of MEMS accelerometers, gyroscopes and pressure sensors that are employed in mobile and other consumer electronics devices to be approximately 733 million as of 2009. Given that your total shipments to date appear to be less than 10% of the market, please tell us the basis for your disclosure that you are a “global market leader.” Similarly, if some of your competitors have a larger market share in your industry, please tell us the basis for your disclosure that you are “the pioneer” in intelligent motion processing solutions.

Response: The Company advises the Staff that Amendment No. 1 does not include the iSuppli estimate of the number of MEMS accelerometers, gyroscopes and pressure sensors that are employed in mobile and other consumer electronics devices.

The Company supplementally advises the Staff that the substantial majority of devices included in the iSuppli estimate were accelerometers, a type of motion sensor, which have a limited ability to detect motion. The Company’s products are motion processors, which are distinguishable from motion sensors. The Company defines motion processing as the ability to detect measure, synthesize, analyze and digitize an object’s motion in a three dimensional space and distinguishes it from motion sensing. Motion sensing products only provide a simple measurement of one type of motion, whereas motion processing products capture and digitize a full range of natural human motion.

The basis for the Company’s statement that it is a global market leader in intelligent motion processing solutions is addressed in the Company’s supplemental response to comment 2, which is being submitted to the Staff under cover of a separate letter.

6.	You disclose that you currently target consumer electronics applications such as console and portable video gaming devices, handset and tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3-D mice and portable navigation devices. Please briefly indicate whether or not you have had material sales in each of those product categories. We also note in the graphics that appear after your prospectus cover page that your products are used in image stabilization, digital TV remotes and handsets and tablets. If you have not generated a material amount of your revenues from those product categories, please revise your graphics as appropriate.

Mr. Russell Mancuso, Esq.

May 24, 2011

Page Four

Response: The Company advises the Staff that it has generated material net revenue related to each of the listed consumer electronics applications. The Company advises the Staff that it has revised its graphics to depict some of the current consumer electronics devices that incorporate the Company’s products, and from which the Company generates material amounts of net revenue.

7.	We note your references to the Apple iPhone and your disclosure that since its introduction in 2007 it has included motion sensing accelerometer components. Please indicate whether those components were components that you designed and developed.

Response: In response to the Staff’s comment, the Company has deleted all references to the Apple iPhone in Amendment No. 1.

Prospectus Summary – The Offering, page 5

8.	Please indicate in your second to last bullet point on this page that the number of shares reserved for future issuance under your 2010 Stock Incentive Plan does not include shares which will be reserved under that plan pursuant to the automatic increase provisions of the plan.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 34 and 36 to indicate that the number of shares reserved for future issuance under the Company’s 2011 Stock Incentive Plan does not include shares that will be reserved under such plan pursuant to the automatic increase provisions of the plan.

Risk Factors

We currently depend on Nintendo…, page 10

9.	We note your disclosure that your historical sales have been dependent upon the sales of accessories for the Wii console and that the Wii console is in year 4 of its 5 year product cycle. If known, please disclose in an appropriate location in your prospectus whether your products will be incorporated in the next generation of the Wii console accessories or if you are uncertain in this regard and expand your risk factor as appropriate.

Response: The Company advises the Staff that it cannot confirm whether its products will be incorporated in the next generation of the Wii console accessories. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on page 10 to indicate that the Company does not know whether Nintendo

Mr. Russell Mancuso, Esq.

May 24, 2011

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will incorporate the Company’s products into the next generation of its video game console or related accessories.

We rely on a limited number of third parties…, page 15

10.	Please revise to clarify whether you still use the third party manufacturer referenced in the third sentence of the last paragraph on page 15.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 to clarify that it no longer uses the third party manufacturer referenced in the risk factor.

The dual class structure of our common stock…, page 26

11.	Please revise here and in the description of capital stock starting on page 106 to specify the “certain other matters” for which the Class B holders will have ten votes per share. In this regard, we note that your outstanding preferred shares will immediately convert upon completion of your offering into shares of Class B common stock, and that if the holders of the Class B common stock desire to sell such shares they will be required to convert their Class B shares into Class A shares. If the “certain other matters” includes the right to ten votes per share in connection with the election of directors, please advise us as to whether it would be appropriate to include a risk factor indicating that you may become a “controlled company” if your 5% or more stockholders, other than Mr. Nasiri, sell a sufficient number of securities such that Mr. Nasiri would have a sufficient number of votes to control the outcome of your director elections.

Response: The Company advises the Staff that it is no longer pursuing a dual-class common stock capital structure and all related references have been eliminated from Amendment No. 1.

Special Note Regarding Forward-Looking Statements, page 31

12.	For all industry and market information cited in the prospectus, please furnish marked copies of the reports and/or data upon which the disclosure is based.

Response: We will supplementally furnish supporting documentation under cover of separate letter for the market information data and industry statistics that the Company has included throughout the prospectus.

Also, please tell us:

Mr. Russell Mancuso, Esq.

May 24, 2011

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•	whether all of the information is publicly available;

Response: The Company advises the Staff that all of the information is publicly available without charge on the Internet or on a subscription basis, such that any subscribing party has access to it.

•	whether you paid for the compilation of any of the data;

Response: The Company advises the Staff that it did not pay for the compilation of any of the data contained in the reports. Rather, the data was already contained in the research reports and available without charge on the Internet or through a paid subscription.

•	whether any information was prepared for your use in the registration statement; and

Response: The Company hereby confirms that none of the market information was prepared for its use in the registration statement by the Company or by any affiliated parties to the Company.

•	whether the authors of the information consented to your use of such data in the registration statement.

Response: The Company hereby confirms that all authors of the research reports consented to the use of such data in the registration statement.

To the extent that you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response: The Company advises the Staff that it was not affiliated with the preparation of any of the data included in the prospectus.

Use of Proceeds, page 33

13.	We note the last two sentences of the second paragraph. Please revise to clarify the status of any negotiations for repayments or acquisitions. Please also clarify what repayments could be made.

Response: In response to the Staff’s comment, the Company has deleted the reference to repayments and it has revised the disclosure on page 32 to indicate that it is not engaged in any negotiations related to acquisitions.

Mr. Russell Mancuso, Esq.

May 24, 2011

Page Seven

14.	We note your disclosure in the third paragraph regarding potentially using the proceeds from this offering for other purposes. Please provide the information required by Instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has deleted the third paragraph from the Use of Proceeds section.

Capitalization, page 33

15.	“Cash and cash equivalents, short-term investments and long-term investments” are not a component of capitalization. Please revise to remove these captions from your capitalization disclosures.

Response: In response to the Staff’s comment, the Company has removed the “cash and cash equivalents, short-term investments and long-term investments” caption from the capitalization table on page 33.

Dilution, page 36

16.	Please disclose how the numbers and percentages in the table on page 36 would change assuming the exercise of all outstanding warrants and options and the exercise by the underwriters of the over-allotment option.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 to describe how the numbers and percentages in the tables will change assuming the exercise by the underwriters of the over-allotment option and assuming the exercise of all outstanding warrants and options, and the Company will include the applicable numerical information once an offering price range is available.

Management’s Discussion and Analysis

Comparison of Fiscal Years 2008, 2009 and 2010, page 43

17.	We note that in each subsection of your comparison analysis you only provide the primary reason for the increases in your revenues and costs. In each instance, please also disclose and quantify all other material factors that affected your increases in revenues and costs.

Response: In response to the Staff’s comment, the Company has revised its MD&A to include a discussion of the material factors that affected its changes in revenues and costs.

Mr. Russell Mancuso, Esq.

May 24, 2011

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Net Revenue, page 43

18.	Please disclose the effect of average unit selling prices on your net revenues for fiscal year 2009.

Response: In response to the Staff’s comment, on page 44 the Company has disclosed the effect of average unit selling prices on its net revenue for fiscal years 2009, 2010 and 2011.

Liquidity and Capital Resources, page 48

19.	Please identify any known trends or uncertainties that are reasonably likely to materially increase or decrease your liquidity. We note, for example, the risk factor on page 10 and the first risk factor on page 11. Refer to Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 to reflect that its liquidity may be negatively impacted as a result of a decline in sales of its products due to a decline in demand for our end customers’ products, adoption of competitors’ products, or the failure of key customers in our target markets to adopt our MotionProcessing solutions.

Historical Stock-Based Compensation Expenses, page 55

20.

We see you have provided a discussion of the options issued to employees, consultants, directors or others providing services to you and also included a discussion of how you determined the fair value of your common stock. Since this filing does not disclose the offering price per share it is unclear to us whether you have properly accounted for all possible compensation issues related to these types of transactions. Please provide us with an updated analysis of all issuances of equity instruments from April 1, 2010 through the date of your response to this comment showing: exercise price, number of shares issued or options granted, management’s fair value per share estimate, the amount of any compensation expense recorded, any restrictions or vesting terms, and the identity of the recipient and their relationship to you. For option grants, explain in reasonable detail how the fair market value of the underlying common shares was determined at each grant date, identifying all material

Mr. Russell Mancuso, Esq.

May 24, 2011

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positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Disclose the basis for any recorded compensation expense. We may have further comments after reviewing your response.

Response: The requested information about the Company’s equity awards since March 28, 2010 (the last day of the Company’s 2010 fiscal year) will be provided to the Staff supplementally under cover of a separate letter.

Business, page 58

21.	Please provide the information required by Item 101(d) of Regulation S-K in an appropriate section.

Response: Item 101(d)(2) of Regulation S-K provides, “to the extent that the disclosed information conforms with generally accepted accounting principles… a registrant may cross-reference to the financial statements.” In response to the Staff’s comment, the Company has included a cross reference to the footnotes to the financial statements on page 42 to provide the information required by Item 101(d) of Regulation S-K.

Industry Background, page 58

22.	We note your references to Apple’s iPhone, iPod touch and iPad in this section and your reference to Google’s Android on page 61. Please disclose the extent to which these products have incorporated the components you design and develop.

Response: In response to the Staff’s comment, the Company has deleted the references to Apple’s products and it has revised the disclosure on pages 67 and 69 to clarify that its products are interoperable with major mobile operating systems, such as Google’s Android and RIM’s QNX. The Company advises the Staff that its products have been incorporated into smartphones that use the Android operating system and into the RIM Playbook tablet.

Products, page 70

23.	Please add a column to your table on page 72 that indicates whether you have had material sales into the target end markets indicated in the last column of that table. For example, for your motion processing units, please indicate whether you have had material sales of your components into each of the smartphone, tablet computer and other portable handheld device categories.

Mr. Russell Mancuso, Esq.

May 24, 2011

Page Ten

Response: In response to the Staff’s comment, the Company has removed the last column of the table on page 75.

MotionProcessing Library (MPL)…, page 70

24.

In an appropriate location in your prospectus, please clarify which solutions you currently sell contain the MotionCommandTM, BlurFreeTM, TouchAnywhereTM and AirSignTM applications and which end-products utilize these applications. If you do not currently sell products that contain these solutions or if the end-products do not utilize those applications, please make that clear and revise your graphics that appear after your prospectus cover page and on page 63 as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 to clarify that the applications referenced by the Staff are enabled by the Company’s MotionApps platform, which is a part of the Company’s MotionProcessing solution. The Company advises the Staff that it currently sells products that enable the MotionCommandTM, BlurFreeTM, TouchAnywhereTM and AirSignTM gesture recognition applications to operate on its products. The Company is aware of one smartphone manufacturer that has incorporated the MotionCommandTM and TouchAnywhereTM into its smartphone. The Company advises the Staff that it has revised the graphics that appear after the prospectus cover page to delete the references to the MotionCommandTM, BlurFreeTM, TouchAnywhereTM and AirSignTM applications and revised the disclosure on page 74 to make it clear that the applications are examples of higher level motion-enabled applications that support, and are intended for use in, mobile handheld devices. The Company does not charge separately for these applications, but the pricing of its solutions may be higher when customers elect to deploy one or more of its advanced motion-based applications.

Intellectual Property Rights, page 75

25.	Please disclose when your patents expire and clarify the effect of your granted patents on your competitive position.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 to discuss the range of dates for which its U.S. and international issued patents and U.S. and international patent applications will expire. In addition, the Company has revised the disclosure to clarify the competitive advantages of the Company’s issued patents.

Mr. Russell Mancuso, Esq.

May 24, 2011

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Management, page 78

26.	Please revise the biographical information of the non-employee directors to indicate whether any of the entities affiliated with a director and named in this section competes with you.

Response: The Company advises the Staff that none of the entities affiliated with the Company’s directors compete with the Company. Accordingly, the Company does not believe that any revision to the disclosure is needed for clarification.

Voting Arrangement, page 81

27.	We note your disclosure that the provisions of the voting agreement will terminate upon the completion of your offering. Please clarify whether this agreement will be terminated in its entirety or whether there will be any surviving provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 to clarify that the voting agreement will terminate in its entirety upon completion of the offering.

Description of Capital Stock

Anti-Takeover Provisions, page 110

28.	Please revise this section to discuss the impact of the dual-class structure on your common stock on a potential change of control. Please enhance your last two risk factors on page 26 to make clear to investors that “corporate matters” could include potential changes of control that could offer a premium over the market value of your company.

Response: The Company advises the Staff that it is no longer pursuing a dual-class common stock capital structure, and therefore this comment is no longer applicable.

Shares Eligible for Future Sale

Rule 701, page 113

29.	Please revise your description of the resale provisions of Rule 701 to reflect the current version of the rule.

Response: In response to the Staff’s comment, the Company has revised the description of the resale provisions of Rule 701 to reflect the current version of the rule.

Mr. Russell Mancuso, Esq.

May 24, 2011

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Consolidated Financial Statements, page F-1

30.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Response: The Company advises the Staff that it has revised its consolidated financial statements and the financial information in the prospectus to reflect the Company’s Fiscal 2011 financial results and has filed an updated accountant’s consent with Amendment No. 1.

**********************************************

Mr. Russell Mancuso, Esq.

May 24, 2011

Page Thirteen

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-7197.

Sincerely,

/s/ John W. Campbell III, Esq.

Enclosures

cc:	Steven Nasiri (InvenSense, Inc.)

Jim Callas (InvenSense, Inc.)

Andrew D. Thorpe, Esq. (Morrison & Foerster LLP)

Aaron J. Alter, Esq. (Wilson Sonsini Goodrich & Rosati)

Jon C. Avina, Esq. (Wilson Sonsini Goodrich & Rosati)